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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Alyn Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  022611107


Check the following box if a fee is being paid with this
statement [    ].  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management Corporation
         Tax ID:  13-3158796

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x






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3.  SEC Use Only

4.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         2,488,000

6.  Shared Voting Power:



7.  Sole Dispositive Power:

         2,488,000

8.  Shared Dispositive Power:



9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         2,488,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares



11. Percent of Class Represented by Amount in Row (9)

         23.14%

12. Type of Reporting Person

         CO










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Item 1(a) Name of Issuer:         Alyn Corporation

      (b) Address of Issuer:      16871 Noyes Ave.
                                  Irvine, California 92606

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Kingdon Capital Management Corporation, a
          Delaware Corporation
         152 West 57th Street
         New York, New York 10019

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number: 02261107

Item 3.  Not Applicable.

Item 4.  Ownership.

         Kingdon Capital Management Corporation ("KCMC") is deemed to be the beneficial owner of 2,488,000 of Alyn Corporation's ("Alyn's") Common Stock. This represents 23.14% of the outstanding shares of Alyn's Common Stock. KCMC has the sole power to vote, direct the vote, dispose of and direct the disposition of all the shares it is deemed to beneficially own.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.
         Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent Holding
Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the
Group.
         Not Applicable.






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Item 9.  Notice of Dissolution of the Group.

         Not Applicable.

Item 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Kingdon Capital Management Corporation

By: /s/ Peter J. Cobos                      February 13, 1997
    _________________________               ___________________
   Name:  Peter J. Cobos                    Date
   Title: Controller
























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